EXHIBIT (A)(6)
                     WESTERN REAL ESTATE INVESTMENTS, LLC
                       NEW OFFER PRICE OF $110 PER UNIT

      Western Real Estate Investments, LLC has increased its offer to purchase Units in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") to $110 per Unit. This price is $6 more than a competing offer made by Bighorn Associates, LLC and is the highest available offer for your Units. Our offer expires on 12:00 midnight, New York City Time on March 15, 2001.

      .     Our increased offer is being made on the same terms and
conditions as our original Offer. YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR TRANSFER FEES.

      .     If you already tendered to Western Real Estates Investments,
LLC and have not withdrawn your tender you will automatically receive the benefit of our increased $110 Offer. NO FURTHER ACTION IS NECESSARY.

      .     If you have previously tendered to Western Real Estate
Investments, LLC and have withdrawn your tender, you will need to resubmit to us a duly completed copy of the enclosed green letter of transmittal in order to receive the benefit of our increased $110 offer.

      .     If you tendered your Units in the competing offer, you may still tender to us and receive the benefit of our increased $110 Offer by completing the green letter of transmittal, duly executing the letter of transmittal and delivering the letter of transmittal to us by no later than March 15, 2001 AND completing the Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest and returning it to American Stock Transfer & Trust Company, pursuant to the information set forth on the Notice of Withdrawal.

      .     In the event that you receive any future offers, including offers from Bighorn Associates LLC, please contact us at (800) 420-7065 before signing any documentation, as we may have again increased our Offer.

      You may have already received a letter from the general partners of your Partnership requesting that you not accept our tender offer as it is less than the value of the Units. Consistent with the past conduct of your general partners, they ask that you reject our offer and do not make such a similar recommendation with respect to the offer of its affiliate--Bighorn Associates, LLC. Had your general partners accepted our offer of $15,000,000 for the Partnership's remaining asset, your Partnership could be liquidated on an expedited basis. However, since such offer was rejected, we are increasing our offer to $110 to provide you liquidity at a price which is higher than the affiliate of your general partners.

      IF YOU WOULD LIKE TO TENDER YOUR UNITS TO BE PURCHASED BY US FOR $110 PER UNIT, AND HAVE NOT YET COMPLETED THE GREEN LETTER OF TRANSMITTAL AND DELIVERED IT TO MMS ESCROW AND TRANSFER AGENCY (THE "DEPOSITARY"), PLEASE COMPLETE THE GREEN LETTER OF TRANSMITTAL AND DELIVER TO THE DEPOSITARY AT THE ADDRESS LISTED ON THE ENCLOSED ENVELOPE. IF YOU COMPLETED AND DELIVERED THE LETTER OF TRANSMITTAL TO THE DEPOSITARY AND HAVE NOT WITHDRAWN SUCH TENDER, YOU DO NOT NEED TO COMPLETE ANY OTHER DOCUMENTS FOR YOUR UNITS TO BE TENDERED TO WESTERN. IN THIS CASE, THE COMPLETED LETTER OF TRANSMITTAL SHALL BE SUFFICIENT TO TENDER YOUR UNITS FOR PURCHASE BY WESTERN AT $110 PER UNIT.

      Please refer to our Offer to Purchase dated February 9, 2001 for additional information about the Offer and the tendering process.

      If you have any questions or need assistance, please call the Depositary at (800) 420-7065.

                               Western Real Estate Investments, LLC
February 27, 2001